NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1995

NOTE 1 - ACCOUNTING POLICIES

     The Company's significant accounting policies, other than those described in Note 2 below, are described in Note 1 of the Notes to Consolidated Financial Statements included in its 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission. For interim reporting purposes, the Company follows the same basic accounting policies and considers each interim period as an integral part of an annual period.

     The financial information included herein is unaudited; however, such information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods.

NOTE 2 - ACCOUNTING POLICY CHANGE - ADOPTION OF SFAS 114

     As of January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 (hereafter collectively referred to as SFAS 114). A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 requires that impaired loans be measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate. In the case of collateral dependent loans, impairment may be measured based on the fair value of the collateral. This change in accounting as prescribed by SFAS 114 did not result in a cumulative adjustment of the Company's reported financial condition. Further, adoption of SFAS 114 did not impact the Company's measurement of its provision for possible loan losses for the quarter ended March 31, 1995.

     The adoption of SFAS 114 had no impact on the Company's income recognition policy for nonaccrual loans.

     Allowance for Possible Loan Losses. The following table presents changes in the allowance for possible loan losses:

                                                 First Quarter
                                                 Ended March 31,
                                             ---------------------
                                               1995      1994
                                                (In Thousands)
Beginning Balance                            $19,099   $18,917
Allowance of Acquired Bank                     4,135     --0--
Provision                                        950     1,200
Loans Charged Off                             (1,053)   (1,356)
Loan Recoveries                                  271       224
                                             --------   -------
Ending Balance                               $23,402   $18,985


     At March 31, 1995, the recorded investment in loans that are considered to be impaired under SFAS 114 was $6,481,000 (all such loans were on a nonaccrual basis). Included in this amount is $3,456,000 of impaired loans for which the related allowance for possible loan losses is $594,000, and $3,025,000 of impaired loans for which no specific allowance for possible loan losses has been allocated. The average recorded investment in impaired loans during the quarter ended March 31, 1995 was approximately $6,890,000. For the quarter ended March 31, 1995, interest income on impaired loans totaled $17,000, which was recognized on a cash basis.

NOTE 3 - ACQUISITION

     On March 17, 1995 the Company acquired all of the outstanding shares of the common stock of Bank of Western Massachusetts. The Company issued 627,525 shares (before considering the impact of the stock split described in Note 4 below) at a price of $22.75 per share; 326,875 of the shares issued were treasury stock. The total cash outlay, including payments made with respect to outstanding stock options and warrants issued by Bank of Western Massachusetts, was $12.1 million. This transaction has been accounted for as a purchase and, accordingly the consolidated statement of income includes Bank of Western Massachusetts' results of operations from the date of acquisition.

     In accordance with the purchase method of accounting, the purchase price has been allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. The excess of purchase price over the fair value of assets acquired, including a core deposit intangible asset, has been recorded as goodwill. The fair value of these assets and liabilities is summarized as follows:
                                             (In Thousands)
Cash and Cash Equivalents                    $   8,715
Securities Available for Sale                   42,123
Net Loans                                      158,975
Premises and Equipment                           1,422
Core Deposit Intangible                          5,021
Goodwill                                         7,117
Other Real Estate Owned                          1,296
Prepaid Expenses and Other Assets                5,296
Deposits                                      (176,395)
Short-Term Borrowings                          (18,890)
Accrued Expenses and Other Liabilities          (8,143)
     Total Acquisition Cost                  $  26,447
                                             ==========

     Included in the total acquisition cost are approximately $100,000 of capitalized costs incurred in connection with the acquisition.

     Since this acquisition was only recently consummated, future adjustments to certain preliminary estimates may result in adjustments to these amounts. Such adjustments, in aggregate, are not expected to be material.

     Goodwill is being amortized on a straight-line basis over 15 years; the core deposit intangible is being amortized on an accelerated basis over 10 years.

     Following is supplemental information reflecting selected pro forma results if this acquisition had been consummated at the beginning of the periods presented:

                                                     First
                                   Full Year        Quarter
                                  -------------------------
                                     1994            1995
                                  -------------------------
                                  (In Thousands, except EPS)

Total Revenue                      $87,346        $22,928
Net Income                          15,972          3,630

Earnings per Share (EPS)
 (Split-adjusted)                  $  1.84        $  0.43

     Total revenue includes net interest income and noninterest income.

NOTE 4 - SUBSEQUENT EVENTS

     Stock Split. On April 19, 1995, the Company declared a five-for-four stock split to be distributed on May 26, 1995 to stockholders of record May 12, 1995. This stock split has been reflected in the accompanying balance sheets as of March 31, 1995 and December 31, 1994; all per share information shown on the accompanying statements of income has been retroactively restated to reflect the split.

     Dividend Declaration. On April 19, 1995, the Company declared dividends of approximately $1.25 million or $0.15 per (post-split) share. This dividend is to be paid on May 26, 1995 to stockholders of record May 12, 1995.


                         PART I.  FINANCIAL INFORMATION

      Item 2.  Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Chittenden Corporation completed the acquisition of The Bank of Western Massachusetts on March 17, 1995. A total of $12 million in cash and 627,525 shares of stock were paid in the transaction, which is being accounted for as a purchase. Because the transaction closed late in the period, there was very little impact on consolidated net income for the quarter. All balance sheet information reflects the consolidation of the acquired bank, which had $231 million in assets at March 31, 1995.

     Chittenden Corporation's net income for the first quarter of 1995 was $4.6 million compared with $3.4 million a year ago. Net income per share of common stock was $0.75 for the first three months of 1995, up from $0.53 reported a year ago. Return on average assets was 1.46% for the first three months of 1995 compared with 1.15% last year. Return on average equity was 17.89% for the first three months of 1995 compared with 13.85% for the same period in 1994.

     Net interest income on a fully taxable equivalent basis was $14.9 million, up $2.4 million from the amount earned during the first quarter of 1994. Contributing to this increase were both a higher net yield on earning assets, up 47 basis points from a year ago to 5.00%, and higher average earning assets, up $89.9 million from a year ago.

     Provisions for and activity in the allowance for possible loan losses are summarized as follows:
                                        First Quarter
                                        Ended March 31
                                   ------------------------
                                   1995                1994
                                   ------------------------
                                       (In Thousands)

Beginning Allowance for Possible
 Loan Losses Balance               $19,099        $18,917
Allowance of Bank Acquired
 March 17, 1995                      4,135            -
Provision for Possible Loan
 Losses                                950          1,200
Loans Charged Off                   (1,053)        (1,356)
 Loan Recoveries                       271            224
Ending Allowance for Possible
 Loan Losses Balance               $23,402        $18,985

   Noninterest income amounted to $6.5 million for the first quarter of 1995, up 14.4% from a year ago. Credit card income increased by $845,000, or 49.3%, reflecting continued growth in cardholder and merchant areas. Other income was up $203,000 for first quarter 1995, due primarily to the gain of $212,000 in the sale of a bank property. Service charges on deposit accounts were up $167,000 from a year earlier, to $1.2 million. Trust Department revenue of $1.1 million increased 7.6% from a year ago. Mortgage servicing income decreased $18,000, reflecting amortization of purchased mortgage servicing rights in 1995. Gains on sales of mortgage loans were $412,000 lower than 1994 first quarter, reflecting a lower volume of mortgage sales due to primarily decreased levels of refinancing activity. Chittenden continues to sell most of its fixed rate residential mortgage production on the secondary market.

   For the first quarter of 1995 noninterest expenses were $13.3 million, up
13.5% from last year.  Credit card expenses increased by 60.9%, or $663,000, due to the higher volumes described above.  Salary expenses were up 5.1%; and
employee benefits increased by 7.2%, reflecting higher medical insurance expenses and incentive compensation accruals related to Company performance.
Occupancy expense was up 8.9%.  Expenses connected with maintaining properties
acquired by foreclosure reflected a net credit of $137,000, due to the recovery of previously incurred expenses.

CREDIT QUALITY

   Nonperforming assets include nonaccrual loans, restructured debt, and foreclosed real estate (Other Real Estate Owned). As of March 31, 1995, nonperforming assets totaled $15.1 million, down $275,000 from the level one year earlier and up $5.7 million from the level reported at December 31, 1994.

   The allowance for loan losses was $23.4 million at March 31, 1995, up from $19.1 million at year-end 1993 and $19.0 million at March 31, 1994. At March 31, 1995, the allowance measured 2.28% of loans, compared with 2.19% at year-end 1994, 2.32% at March 31, 1994. The increase in the loan allowance and nonperforming assets were primarily due to the effect of the acquisition.

A summary of credit quality follows:

                            03/31/95  12/31/94    03/31/94
                            ------------------------------
                                    (In Thousands)

Nonaccrual Loans              $12,755   $ 7,934   $13,571
Restructured Debt                 190       185       190
Other Real Estate
 Owned (OREO)                   2,183     1,288     1,642

Total Nonperforming
 Assets (NPA)                 $15,128   $ 9,407   $15,403

Loans Past Due 90 Days or
 More and Still Accruing
 Interest                     $ 3,733  $  1,132   $ 1,022
Allowance for Possible
 Loan Losses                   23,402    19,099    18,985
NPA as % of Loans
 Plus OREO                       1.47%     1.08%    1.88%
Loss Allowance as %
 of Loans                        2.28      2.19      2.32
Loss Allowance as %
 of Nonperforming Loans       180.63     235.24   137.96
Loss Allowance as %
 of NPA                  154.69     203.02     123.26

   As of January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118. Please refer to NOTE 2 to the Consolidated Financial Statements appearing elsewhere in this document.

CAPITAL

   Common stockholders' equity totaled $119.0 million at March 31, 1995, up from $98.3 million at year-end 1994. The increase reflects the impact of issuing 627,525 shares of common stock, with a value of $14.3 million, in connection with the acquisition of The Bank of Western Massachusetts. The increase from year-end also reflects first quarter net income of $4.6 million, the improvement of $2.4 million in the valuation allowance for net unrealized losses investment securities available for sale, and dividends paid to stockholders of $770,000.

   "Tier One" capital, consisting entirely of common equity, measured 10.11% of risk-weighted assets at March 31, 1995.  Total capital, including the "Tier Two"
allowance for loan losses, stood at 11.47% of risk-weighted assets.  The leverage capital ratio was 7.41%.  These ratios placed Chittenden in the "well-
capitalized" category according to regulatory standards.

LIQUIDITY

   The Company's liquidity and rate sensitivity are monitored by the Bank's asset and liability committee. This committee meets regularly to review and direct the Bank's lending and investment activities, as well as its deposit-gathering functions.

   The measure of an institution's liquidity is its ability to meet its cash commitments at all times with available cash or by conversion of other assets to cash at a reasonable price.  At March 31, 1995, the Company maintained cash balances and short-term investments of approximately $108.9 million, compared with $101.0 million at December 31, 1994.  During the first three months of
1995, the Company continued to be an average daily net seller of Federal Funds.


                           PART 11 - OTHER INFORMATION

                    Item 6.  Exhibits and Reports on Form 8-K

   a.     Exhibits

          Exhibit 27.  Financial Data Schedule

   b.     Reports on Form 8-K

          Press release related to the completion of the acquisition of The Bank of Western Massachusetts filed via Edgar on March 17, 1995.

                             CHITTENDEN CORPORATION

                                   SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        CHITTENDEN CORPORATION
                                        Registrant




May 11, 1995                            S/PAUL A. PERRAULT
Date                                    Paul A. Perrault, President
                                        and Chief Executive Officer





May 11, 1995                            S/NANCY ROWDEN BROCK
Date                                    Nancy Rowden Brock
                                        Treasurer